

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2023

Patrick Obara
Chief Financial Officer
URANIUM ENERGY CORP
1030 West Georgia Street, Suite 1830
Vancouver, British Columbia, Canada V6E 2Y3

> **Re: URANIUM ENERGY CORP**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended July 31, 2022**
> **File No. 001-33706**

Dear Patrick Obara:

We have reviewed your April 3, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2023 letter.

Amendment No. 1 to Form 10-K for Fiscal Year Ended July 31, 2022

Item 2. Description of Properties, page 28

1.   We note your response to comment 3. Please disclose the point of reference used with respect to the calculation of your mineral resources for the Yuty Project and the Anderson Project, as required by Item 1304 (d)(1) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules
96.6, page 276

2.   We note your response to comment 9. Additionally we note that your amended Wyoming ISR Hub and Spoke technical report summary now includes a section titled Exploration Target. Pursuant to the definition of an exploration target, as found in Item 1300 of Regulation S-K, an exploration target is a statement or estimate, quoted as a range of tonnage and a range of grade. Therefore an exploration target should not include the

contained metal quantity. Please revise your exploration target to remove the contained metal quantities.

3.   We note your response to comment 11 and we reissue the comment. With the exception of the Yuty Uranium Project technical report summary, we are unable to calculate the cut-off grade for your projects based on the information that you have provided. Please disclose the price and unit costs associated with your cut-off grade. Additionally provide the equation for the cut-off grade calculation for each of your projects or demonstrate how the cut-off grade was calculated for each of your projects.

   You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon Buskirk, Staff Accountant, at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at 202-551-3610 if you have questions regarding the engineering comments.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation